EXHIBIT 99.1

ASSOCIATED ESTATES REALTY CORPORATION
4th QUARTER EARNINGS

For more information regarding the content of this news release, please contact:	*For Immediate Release*	
Barbara Hasenstab	News Release No.:	05-01
216-797-8798	Release Date:	February 8, 2005

ASSOCIATED ESTATES REALTY CORPORATION ANNOUNCES FULL YEAR AND FOURTH QUARTER 2004 RESULTS

Cleveland, Ohio - February 8, 2005 - Associated Estates Realty Corporation (NYSE: AEC) today reported a net loss of $0.13 per common share (basic and diluted) for the year ended December 31, 2004 compared with a net loss of $0.85 per common share (basic and diluted) for the year ended December 31, 2003. The results for 2004 include a gain of approximately $0.50 per share from the sale of a property, while the results for 2003 include a gain of approximately $0.09 per share.

Funds from operations (FFO) per share for the year 2004 increased 32.1 percent over 2003. FFO for 2004 was $1.07 per common share (basic and diluted), up from $0.81 per common share (basic and diluted) for 2003. The significant increase in FFO per share compared with 2003 is primarily attributed to the improved performance of the Company's same store market-rate portfolio. The actual contribution from the same store market-rate portfolio was $0.78 per share in 2004 compared with $0.54 per share in 2003.

A reconciliation of net loss to FFO is included in the table at the end of this press release and in the Company's supplemental financial information to be furnished with this earnings release to the Securities and Exchange Commission on Form 8-K.

Fourth Quarter Results

For the fourth quarter ended December 31, 2004, the Company reported a net loss of $0.17 per common share (basic and diluted) compared with a net loss of $0.04 per common share (basic and diluted) for the fourth quarter ended December 31, 2003.

Funds from operations (FFO) for the quarter were $0.26 per common share (basic and diluted) for the fourth quarter ended December 31, 2004 compared with $0.32 per common share (basic and diluted) for the fourth quarter ended December 31, 2003. The change in FFO per share compared with the fourth quarter of 2003 reflects the following:

. A decrease of $0.01 per share in the contribution from acquisitions and dispositions;

. A decrease of $0.02 per share in the contribution from the Company's same store market-rate portfolio;

. A decrease of $0.01 per share in the contribution from the Company's affordable housing portfolio, primarily related to increased expenses; and

. A decrease of $0.02 per share in the contribution from the Company's management and service operations, primarily related to reduced revenues from the Company's painting subsidiary and a decline in management fee revenues.

Additional quarterly and year-to-date financial information, including segment detail and performance by region for the Company's same-store portfolio, is included in the Company's supplemental fact booklet, which is available on the "Investor Relations" section of the Company's web site at www.aecrealty.com or by clicking on the following link: http://www.snl.com/interactive/ir/corp.asp?iid=103102.

In a continuing effort to further enhance AEC's financial disclosures, the Company noted the following information that was added to the fourth quarter supplemental fact booklet:

- Percentage of total debt to undepreciated real estate assets (58.1 percent), which is included in the "Market Capitalization Data" on page 5;

- "Same Store Market-Rate Data" for the twelve months ended December 31, 2004 versus December 31, 2003 on page 14;

- "Same Store Market-Rate Property Net Operating Income (Property NOI)", by region, as a percentage of total NOI, for the three- and twelve- months ended December 31, 2004 and 2003 on page 16; and

- "Definitions of Non-GAAP Financial Measures" on pages 19 and 20.

Same Store Market-Rate Portfolio

Property net operating income for the fourth quarter increased 1.5 percent compared with the fourth quarter of 2003. Revenues for the fourth quarter of 2004 from the Company's same store market-rate portfolio decreased 0.4 percent, and total property operating expenses for the same store market-rate portfolio decreased 2.5 percent.

The operating margin for the same store market-rate portfolio for the fourth quarter of 2004 improved 1.0 percentage point compared with the comparable period in 2003, primarily reflecting the Company's focus on controllable expenses.

For the fourth quarter, the average net collected rent of $674 per unit remained relatively flat compared with the fourth quarter of 2003. Physical occupancy was 91.1 percent at the end of the quarter compared with 92.5 percent at the end of the fourth quarter of 2003.

Advisory Business

A 422-unit advisory client owned property located in Highlands Ranch, Colorado was sold in October. Disposition fees of $202,000 from the sale of this property are reflected in the Company's fourth quarter 2004 results.

Financing Activity

On January 6, 2005, the Company redeemed all outstanding shares of its 9.75% Class A Cumulative Redeemable Preferred Shares (Class A Shares) from proceeds of a $58 million offering of 8.70% Class B Series II Cumulative Redeemable Preferred Shares (Class B Shares). The net effect of the issuance of the Class B Shares and the redemption of the Class A Shares was a negative impact to net income applicable to common shares and funds from operations (FFO) per share of approximately $0.01 in the fourth quarter of 2004. The charge is related to the payment of the final dividend to the Preferred A holders, partially offset by interest earned from the offering proceeds.



Outlook

"We are extremely satisfied with the performance improvements in our same store market-rate portfolio in 2004," said Jeffrey I. Friedman, President and CEO. "Despite the continued softness in most of our markets throughout the year, we were still able to improve our property operating margins by four percentage points."

"We are also pleased that we generated $0.76 per share in funds available for distribution (FAD), compared with our annual dividend of $0.68 per share in 2004," said Friedman.

The Company estimates that 2005 FFO will be in the range of approximately $1.05 to $1.10 per share, excluding non-cash redemption costs of approximately $0.11 per share associated with the redemption of the Class A Shares. The Company said it expects that 2005 FAD will be in the range of approximately $0.71 to $0.76 per share.

"Our 2005 expectations are based on a decrease in income from our management and service operations, partially offset by continued improvements in our same store market-rate portfolio," added Friedman.

Friedman said the Company plans to continue to focus on generating additional revenue from its same store portfolio, by maximizing occupancy, reducing concessions, and enhancing ancillary revenue from sources such as utility management.

Tax Characterization of 2004 Dividend

As reported to shareholders in January 2005, 99 percent of the $0.68 per share dividend paid on the Company's common shares in 2004 is classified as non-taxable return of capital.

Safe Harbor Statement

Historical results and percentage relationships set forth in the Consolidated Statements of Operations contained in the financial statements of the Company's supplemental information, including trends which might appear, should not be taken as indicative of future operations. In addition, this news release contains forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected, including but not limited to, preliminary expectations regarding the Company's 2005 performance, which are based on certain assumptions as noted in this news release. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "expects", "projects", "believes", "plans", "anticipates", and similar expressions are intended to identify forward looking statements. Investors are cautioned that the Company's forward-looking statements involve risks and uncertainty, including without limitation the following: changes in economic conditions in the markets in which the Company owns and manages properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; risks of a lessening of demand for the multifamily units owned or managed by the Company; competition from other available apartments and change in market rental rates; increases in property and liability insurance costs; changes in government regulations affecting the Affordable Housing properties and other properties operated by the Company; changes in or termination of contracts relating to third party management and advisory business; inability to renew current Housing Assistance Payment ("HAP") contracts at existing rents; weather and other conditions that might adversely affect operating expenses; expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs, and real estate tax valuation reassessments; the inability of the Company to achieve anticipated reductions in operating expenses and increases in revenues; the results of litigation filed or to be filed against the Company; risks related to the Company's joint ventures; and risks of personal injury claims and property damage related to mold claims because of diminished insurance coverage; and risks related to the perception of residents and prospective residents as to the attractiveness, convenience and safety of the Company's properties or the neighborhoods in which they are located.



Company Profile

Associated Estates Realty Corporation, one of the largest multifamily property owners in the United States, is a real estate investment trust ("REIT") headquartered in Richmond Heights, Ohio, a suburb of Cleveland. The Company currently directly or indirectly owns, manages, or is a joint venture partner in 109 multifamily properties containing a total of 23,657 units located in 12 states.



ASSOCIATED ESTATES REALTY CORPORATION
4th QUARTER EARNINGS

	ASSOCIATED ESTATES REALTY CORPORATION			
	Financial Highlights			
	(in thousands, except per share data)			
		For the Three Months Ended		For the Twelve Months Ended
		December 31,		December 31,
		2004	2003	2004	2003
Total revenue		$ 39,503	$ 40,113	$ 160,399	$ 155,450
Net (loss) income		(1,719)	530	3,324	(10,913)
Net (loss) income applicable to common shares [1]		(3,410)	(841)	(2,481)	(16,397)
Add:	Depreciation - real estate assets	8,022	7,995	31,583	32,082
	Depreciation - real estate assets - joint ventures	241	315	1,059	1,371
	Amortization of joint venture deferred costs	9	21	8	71
	Amortization of intangible assets	152	78	434	312
Less:	Gain on sale of partnership interest	-	(1,314)	-	(1,314)
	Gain on disposition of properties	-	-	(9,682)	(450)
	Funds from operations (FFO) [2]	5,014	6,254	20,921	15,675
Add:	Depreciation - other assets	441	569	1,737	2,434
	Depreciation - other assets - joint ventures	50	50	200	243
	Amortization of deferred financing fees	266	276	1,067	1,151
	Amortization of deferred financing fees - joint ventures	7	19	68	90
Less:	Fixed asset additions	(3,059)	(3,037)	(9,058)	(9,571)
	Fixed asset additions - joint ventures	(46)	-	(76)	(145)
	Funds available for distribution (FAD) [3]	$ 2,673	$ 4,131	$ 14,859	$ 9,877
Per share:					
Net (loss) income applicable to common shares - Basic [1]		$ (0.17)	$ (0.04)	$ (0.13)	$ (0.85)
Net (loss) income applicable to common shares - Diluted [1]		(0.17)	(0.04)	(0.13)	(0.85)
Funds from operations - Basic [2]		0.26	0.32	1.07	0.81
- Diluted [2]		0.26	0.32	1.07	0.81
Dividends per share		0.17	0.17	0.68	0.68
Weighted average shares outstanding - Basic		19,551	19,413	19,519	19,401
- Diluted		19,551	19,413	19,519	19,401

(1) After dividends of $1,691, $1,371, $5,805, and $5,484, equivalent to $0.09, $0.07, $0.30 and $0.28 per common share, respectively, for the three and twelve months ended December 31, 2004 and 2003, respectively, on the Company's 2,250,000 depositary shares each representing 1/10 of a share of 9-3/4% Class A Cumulative Redeemable Preferred Shares. The Class A shares were redeemed on January 6, 2005.

(2) The Company defines funds from operations (FFO) as the inclusion of all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under generally accepted accounting principles (GAAP), adjusted for depreciation on real estate assets and amortization of intangible assets and gains and losses from the disposition of properties and land. Adjustments for joint ventures are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs. It should be noted however, that certain other real estate companies may define FFO in a different manner.

(3) The Company defines FAD as FFO plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. Adjustments for joint ventures are calculated to reflect FAD on the same basis. The Company considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO, FAD also reflects that recurring capital expenditures are necessary to maintain the associated real estate.

Should you have any questions concerning this release, please contact: Barbara E. Hasenstab, Vice President of Investor Relations and Corporate Communications, 216-797-8798 or IR@aecrealty.com. The full text and supplemental schedules of this press release are available on AEC's home page at www.aecrealty.com. To receive a copy of the results by mail or fax, please contact Investor Relations at 1-800-440-2372, ext. 8752. AEC's web site is linked to Sharebuilder, an online service that allows investments in shares of AEC common stock directly on a recurring basis. For more information, access the Investor Relations "News" section of www.aecrealty.com